FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

04 FEB 10 AM 7:21

FOSTER'S
GROUP
Inspiring Global Enjoyment

82-711

04012674

Fosters Brewing Group

PRESS RELEASE
HALF YEAR RESULTS

SUPPL

PLEASE DELIVER URGENTLY

The following announcement was made to the Australian Stock Exchange Limited today.

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

TOTAL PAGES: 25

Please advise Jane Dowsey by fax on 61 3 9645 7226 or email: jane.dowsey@fostersgroup.com if the following names/numbers are outdated.

dw 2/10

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

10 February 2004

Moderate Underlying Earnings Growth & Strong Cash Flows

Significant Items Deliver Reported Profit up 127.9%

Foster's Group Limited results for the half year ended 31 December 2003.

Results Summary			
	HY04 $m	**HY03 $m**	**% Change**
Net Sales Revenue (NSR) – continuing operations	1,959.8	2,037.0	(3.8)
EBITAS* - continuing operations	487.3	520.6	(6.4)
EBITA – continuing operations	453.7	518.8	(12.5)
Net significant items (after tax)	464.3	3.0	-
Net Income	764.1	335.3	127.9
Normalised Net Income**	320.6	311.6	2.9
Normalised Operating Cash Flow	286.9	211.9	35.4
Reported EPS – cents per share	35.9	16.2	121.6
Normalised EPS – cents per share**	15.1	15.1	-
EBITAS /NSR (%)- continuing operations	24.9	25.6	(0.7) pps

* Earnings before interest, tax, amortisation, significant items and SGARA (Australian accounting standard AASB 1037 "Self Generating and Re-Generating Assets").

** Excludes SGARA, significant items, amortisation and discontinued operations – refer table on page 9

Group Financial Highlights

- Reported net profit after tax of $764.1 million was 127.9% higher than the previous corresponding period. The result includes significant items, including a gain on the disposal of the Australian Leisure and Hospitality (ALH) business, partially offset by the write-down in the carrying value of some assets.
- On a normalised basis (adjusting for significant items, SGARA and amortisation) and excluding the discontinued ALH business, net profit after tax was $320.6 million, 2.9% higher than the previous comparative period.
- Operating cash flow of $342.0 million was 51.5% stronger than the prior year amount of $225.7 million. Normalised operating cash flow was up 35.4% to $286.9 million. Normalised operating cash flow before interest and tax represents 76.1% of EBITDAS [1].
- Strong margins were maintained in beer (30.7% domestically and 16.9% internationally). While Wine Trade margins have come under pressure, mainly due to the highly competitive North American market conditions, margins remained very strong at 23.3%.
- Significant items totalled $464.3 million after tax, comprising net profit from the divestment of the ALH business of $545.6 million and charges of $81.3 million, mainly associated with the write-down of excess US bulk wine inventories, as well as other write-downs and costs.
- Based on the proceeds from asset divestments, the underlying cash generation of the business and strong balance sheet, Foster's engaged in major capital management activities during the period, buying back just less than 10% of shares on issue, and also announcing its intent to seek shareholder approval to engage in further share buy backs in 2004.
- Earnings per share rose 121.6% to 35.9 cents per share. Calculated on a normalised basis, and excluding ALH, earnings per share remained flat at 15.1 cents per share. (Refer to calculation table on page 9).

Divisional Highlights

Carlton & United Breweries (CUB)

- CUB continued to perform very strongly, delivering robust earnings growth and stronger operating cash flow, primarily driven by the Australian beer business.
- Earnings before interest, tax, amortisation and significant items (EBITA) for the continuing business (excluding a partial contribution in the half from ALH) increased by 8.6% to $289.3 million as a result of favourable mix shifts in beer, CUB's disciplined approach to product pricing and promotional activities and higher contributions from the Ready to Drinks (RTDs) and cider beverage categories (the result includes a full six month contribution from Bulmer following its acquisition in 2003). The high quality result was delivered despite CUB's beer volumes declining by 1.6% in an overall beer market where volumes declined by 1.2% and in an environment where inflation remained at a very low rate.
- CUB's normalised operating cashflow (before interest and tax), excluding ALH, was up 16.0% to $275.6 million. Operating cash flow represented 88.6% of EBITDA.
- Australia Leisure and Hospitality (ALH) contributed EBITA of $39.5 million prior to its separation via a public float on 5 November 2003, compared with a contribution of $62.9 million in the December 2002 half.

[1] EBITDAS - Earnings before interest, tax, depreciation, amortisation and SGARA.

Foster's Brewing International (FBI)

- FBI delivered an increase in EBITA of 10.1% to $21.9 million, with solid earnings in the Europe, Middle East and Africa, Greater Asia and Greater Pacific Regions, partially offset by lower earnings from North America. The Foster's brand volumes grew by 9% during the half.
- Normalised operating cash flow (before interest and tax) improved by 14.5% to $26.8 million.

Beringer Blass Wine Estates (BBWE)

- The Beringer businesses continued to operate in highly competitive market conditions, most notably in relation to the North American market. EBITAS (EBITA excluding SGARA) declined 28.1% to $182.4 million compared with the December 2002 half. At constant exchange rates[1], EBITAS declined by 17.5%. Asia Pacific Wine Trade continued to perform strongly, while Europe Wine Trade, Services and Clubs delivered lower earnings.
- BBWE generated normalised operating cash flow (before interest and tax) of $133.2 million despite the tough market conditions, a 0.2% increase. Normalised operating cash flow (before interest and tax) represented 62.5% of EBITDAS, a significant improvement from 46.9% in the prior corresponding period. At constant exchange rates, normalised operating cash flow increased 12.4%.
- BBWE margins were 20.4% at the half.
- Wine Trade margins at the half remained strong at 23.3%, with North America margins of 20.7%, Asia Pacific margins of 31.7% and Europe margins of 22.2%.

Lensworth Property Group

- Lensworth contributed EBITA of $18.9 million up 231.6%. The first half earnings reflect a continuation of the level of earnings reported in the second half of fiscal 2003. The earnings reflect the timing of land sales settlements with contributions for the full six months from all operating projects.

Significant Items (see pages 7 & 8 for additional details)

The results include a net significant gain before tax of $401.5 million, with an associated tax benefit of $62.8 million, totalling $464.3 million after tax.

The significant items include a profit before tax of $545.5 million associated with the divestment of ALH, partially offset by the writing down of the carrying value of some assets, as well as restructuring costs, totalling $144.0 million before tax.

The write-downs and other costs relate mainly to excess bulk wine inventories, as well as obsolete stock and packaging materials. A total of $73.9 million has been written down associated with these items. The excess bulk wine inventories, predominantly in North America, have been written down to net realisable value with the intent to dispose of this inventory.

Other actions in relation to Wine Trade and Wine Clubs have resulted in a write-down of $45.1 million. This charge relates to an adjustment to carrying values associated with measures designed to achieve more efficient production arrangements, exemplified by the closure of three South Australian winemaking and storage facilities and the consolidation of their activities into the highly efficient Wolf Blass Winery. In addition, two Clubs' businesses in the United Kingdom and France were closed.

For FBI a charge of $3.0 million has been taken, mainly associated with contractual arrangements.

---

[1] December fiscal half year 03 results restated based on December fiscal half year 04 actual exchange rates.

In addition, a further $22.0 million in carrying value adjustments and/or costs have been taken associated with company superannuation contributions and the write down of some Group IT assets.

Portfolio & Capital Management

The Company executed major portfolio and capital management activities during the half. The divestment of ALH generated gross proceeds of approximately $1.5 billion. This transaction closed in December with cash disbursement for subsequent capital management activities occurring after the end of the half-year.

The Company also announced the conditional sale of the Kent Brewery site in Sydney for $203 million, payable in five instalments from June 2005 subject to the receipt of development approvals.

An off-market share buy back was completed in late December 2003, which in association with an on-market buy-back commenced in October 2003, meant that up to 10 February 2004, a total of 197.1 million shares had been purchased. This, and the intended purchase of a further 7.7 million shares on-market from 11 February 2004, is expected to result in Foster's having purchased just less than 10% of the smallest number of Foster's total issued shares during the past 12 months.

The Company has also announced its intention to seek shareholder approval in March 2004 to allow the purchase of up to an additional 200 million shares (approximately 10% of the Company's issued capital) over the next 12 months, in accordance with the 10/12 limit imposed by the Corporations Act.

It is the Company's intent, subject to shareholder approval and prevailing conditions, to purchase an additional 100 million shares in the next 12 months through further on-market share buy-back activities, as well as to purchase an estimated additional 25 million shares associated with shares issued under the Company's dividend re-investment plan and employee share plans. Documentation for this proposed buy-back will be lodged with the ASX on today's date and will be despatched subsequently to shareholders. A shareholder meeting will be held on 17 March 2004.

Dividend

The Directors have declared an interim dividend of 8.75 cents per share fully franked, an increase of 6.1% on the previous corresponding period.

Comments

President and CEO, Ted Kunkel said:

"Foster's has operated its businesses in a highly challenging set of market conditions. The strength of the CUB performance has enabled the delivery of moderate growth in normalised earnings for the continuing business, despite the severity of wine market conditions in North America. The maintenance of margins above 20% for wine and beer, markedly stronger cash generation and continued balance sheet flexibility, demonstrate the resilience of the Foster's balanced business model even in extremely difficult market conditions."

"There are reasons to be more confident that the worst of the difficult market conditions are behind us in California. We are seeing signs of an abatement in the growth of the extreme value wine category and a recovery in premium and luxury wine consumption in the on-premise trade, associated with improving economic conditions in the US. Notwithstanding these factors, only a gradual recovery in premium wine market fundamentals is expected over the remainder of calendar '04."

"Foster's has decided that in light of the severity of recent market conditions in wine, it is appropriate to further review the cost structure and capital usage of its global wine business."

"Recent organisational changes announced for Beringer Blass Wine Estates are a precursor to a comprehensive review of the global wine operations. While a number of activities have already been initiated, the review of all aspects of the global wine supply chain, from grape sourcing, procurement and winemaking through to distribution and logistics will be conducted over the coming months. The aim is to position the business in the strongest possible manner for the recovery in market conditions and to ensure a greater level of operational and capital efficiency, so that more sustainable earnings growth can be delivered, even under challenging market conditions."

Media:

Nicole Devlin
Manager, Corporate Affairs
+613 9633 2261
0418 202 375

Investor Relations:

Robert Porter
Vice President, Investor Relations
+613 9633 2560
0407 391 829

Group Financial Review

Revenue

Total operating revenue increased 40.1% to $3,842.0 million, which includes proceeds on the sale of ALH of $1,305.4 million. Net sales revenue of the continuing businesses decreased 3.8% to $1,959.8 million.

Revenue Summary

6 months to 31 December	2003 $m	2002 $m	% Change
Continuing operations			
CUB Beverages [1]	943.6	877.8	7.5
International Beer [2]	105.5	97.6	8.1
Royalties	23.9	21.5	
Intra-division sales	-	(5.6)	
Total Beer	**1,073.0**	**991.3**	**8.2**
Trade	610.1	713.5	(14.5)
Clubs	201.0	215.2	(6.6)
Services	106.7	137.9	(22.6)
Intra-division sales	(22.6)	(19.1)	
Total Wine	**895.2**	**1,047.5**	**(14.5)**
Inter-segment sales	(8.4)	(1.8)	
Net sales revenue – continuing	**1,959.8**	**2,037.0**	**(3.8)**
Discontinued operations			
Australian Leisure and Hospitality	321.9	462.5	
Inter-segment sales	(21.3)	(36.9)	
Net sales revenue [2]	**2,260.4**	**2,462.6**	**(8.2)**
Other operating revenue [3]			
Continuing operations [3]	281.4	266.8	
Discontinued operations [4]	1,310.4	15.3	
Inter-segment sales	(10.2)	(3.3)	
Total operating revenue [2]	**3,842.0**	**2,741.4**	**40.1**

1. CUB Beverages net sales revenues includes sales of beer, spirits, cider and wine in Australia by Carlton and United Breweries. Sales of non-alcoholic beverages of $66.0 million (2002 $65.2 million) have been disclosed in Other Operating revenue. Comparatives have been restated.
2. International beer comparative revenue has been restated for a change in the disclosure of New Zealand duties. The restatement increases revenue by $11.0 million (December 2002 revenue previously reported as $86.6 million for International beer and $2,510.4 million for Group net sales revenue).
3. Other operating revenue includes SGARA, interest, rent, asset sales, Lensworth property sales, non-alcoholic beverages and other non-beverage income.
4. Gross proceeds on the sale of ALH of $1,496.6 million comprises sales proceeds of $1,305.4 million included in other operating revenue, $150.0 million loan repayment and a further $41.2 million received and deferred for recognition in future accounting periods.

Earnings

The Group reported net profit after tax of $764.1 million for the period, an increase of 127.9% over the December 2002 half result of $335.3 million. This result included significant items after tax of $464.3 million associated with the divestment of ALH and the write down in the carrying value of some assets.

Earnings before interest, tax, amortisation, significant items, and SGARA (EBITAS) declined by 9.7% to $526.8 million. Adjusting for discontinued operations (ALH, which was divested on 5 November 2003), the EBITAS of continuing operations decreased by 6.4% to $487.3 million.

SGARA Accounting Standard

The measurement basis for vines and grapes prescribed by AASB 1037 Self-Generating and Re-Generating Assets (SGARA) has resulted in a decrease in earnings before interest and tax of $33.6 million (2002 $1.8 million loss). This decrease is associated with the valuation of Trade North America vineyards completed during the period, which indicated a reduction in the value of vines mainly associated with lower grape prices resulting from the current excess supply conditions in California.

Significant items

Significant items totalled $401.5 million before tax and $464.3 million after tax and comprised two main components:

1. Divestment of ALH - $545.5 million before tax
2. Write-down in Carrying Value of Assets and Other Restructuring Costs - $144.0 million. Details of the significant items are provided below:

	Pre-tax $m	Post tax $m
Gains		
Divestment of ALH		
- Profit on Sale	565.4	559.6
- Restructuring and Other Costs	(19.9)	(14.0)
Net significant gain	**545.5**	**545.6**
Expenses		
Wine inventory write down	(73.9)	(35.0)
Other wine asset write downs, winery rationalisation and other costs	(45.1)	(28.2)
FBI costs and provisions	(3.0)	(2.0)
Additional superannuation fund contributions and Group IT asset write down	(22.0)	(16.1)
Total significant expenses	(144.0)	(81.3)
Net significant items	**401.5**	**464.3**

Significant Items

Area	Description of Significant Items	Pre-Tax $m
Wine Inventories	1. Write down of excess bulk wine inventories, predominantly in North America. 2. Excess bulk wine (mainly red wine), in Asia Pacific. 3. Obsolete finished goods and inventories. 4. Obsolete, slow moving inventory/packaging goods.	
		Sub Total $73.9 million
Wine - other	1. Winery consolidations associated with the closure of facilities at three Australian winery sites and their consolidation into Wolf Blass Winery. Associated write-down to buildings, plant and equipment. 2. Following a review of the European Clubs business, Cellarmaster UK was closed due to unsatisfactory performance. In addition, the French Clubs' business was closed. The significant item arising relates mainly to the loss on sale of the UK business, asset write-offs and restructuring costs. 3. Minor costs associated with changes to distributor arrangements in Europe. 4. Miscellaneous items (e.g. barter credits).	
		Sub Total $45.1 million
Fosters Brewing International	Costs mainly associated with contractual arrangements.	
		Sub Total $3.0 million
Corporate	1. Additional company contributions to the Group superannuation fund and finalisation of the UK superannuation fund. 2. Other - mainly Group IT asset write downs.	
		Sub Total $22.0 million
		Total $144.0 million

Taxation

The group's tax expense (excluding significant items) decreased 9.2% to $130.3 million. The overall effective tax rate remains at the Australian corporate rate of 30%. The 100% owned Australian companies have elected to consolidate for Australian tax purposes from 1 July 2002.

Earnings per share

Earnings per share rose to 35.9 cents, an increase of 121.6% over the previous corresponding period. Earnings per share calculated on a normalised basis is 15.1 cents, representing no change from the previous corresponding period.

Normalised EPS Calculation

6 months to 31 December	2003 $m	2002 $m	% Change
Earnings after tax – as reported	764.1	335.3	127.9
Amortisation expense	25.0	23.6	
SGARA (gain)/loss (net of tax)	23.5	1.3	
Significant items (net of tax)	(464.3)	(3.0)	
Discontinued operations (net of tax)	(27.7)	(44.0)	
Deemed dividends on bonds	-	(1.6)	
Earnings after tax – normalised	320.6	311.6	2.9
Average number of shares (million)	2,128.4	2,060.0	3.3
Basic EPS (cents)	35.9	16.2	121.6
Normalised EPS (cents)	15.1	15.1	-

Earnings Summary

6 months to 31 December	2003 $m	2002 $m	% Change
Earnings before interest, tax, amortisation, significant items and SGARA (EBITAS)			
Continuing operations			
CUB Beverages	289.3	266.5	8.6
International Beer	21.9	19.9	10.1
Beer	**311.2**	**286.4**	**8.7**
Trade	142.1	205.2	(30.8)
Clubs	27.3	30.0	(9.0)
Services	13.0	18.5	(29.7)
Wine	**182.4**	**253.7**	**(28.1)**
Property and Investments	18.9	5.7	231.6
Corporate	(25.2)	(25.2)	
EBITAS – continuing operations	**487.3**	**520.6**	**(6.4)**
Discontinued operations	39.5	62.9	
EBITAS	**526.8**	**583.5**	**(9.7)**
SGARA	(33.6)	(1.8)	
EBITA	**493.2**	**581.7**	**(15.2)**
Amortisation	(25.0)	(23.6)	(5.9)
EBIT pre-significant items	**468.2**	**558.1**	**(16.1)**
Net interest expense	(34.0)	(79.7)	
Tax	(130.3)	(143.5)	
Outside equity interest	(4.1)	(2.6)	
Significant items (net of tax)	464.3	3.0	
Net Profit after tax	**764.1**	**335.3**	**127.9**
Average shares outstanding (m)	2,128.4	2,060.0	
Dividends per share (cents)	8.75	8.25	6.1

Cash Flow

Net operating cash flow was $342.0 million compared with $225.7 million in the previous corresponding period, an increase of 51.5%.

Net interest paid of $30.6 million was 65.8% lower than the December 2002 half.

Capital spending and investments amounted to $208.5 million compared with $214.3 million in the previous corresponding half year period.

Cash Flow Highlights

6 months to 31 December	2003 $m	2002 $m	% Change
EBITAS	526.8	583.5	
Depreciation	75.3	80.7	
Vineyard operating expenses	(55.3)	(61.5)	
Other non-cash items	15.6	11.7	
Working capital change	(104.0)	(168.8)	
Operating cash flow before interest and tax	**458.4**	**445.6**	2.9
Net interest paid	(30.6)	(89.6)	
Tax paid	(140.9)	(144.1)	
Normalised net operating cash flows	**286.9**	**211.9**	35.4
One-off (receipts)/payments	55.1	13.8	
Net operating cash flows	**342.0**	**225.7**	51.5
Capital expenditure	(104.0)	(117.8)	
Investments	(104.5)	(96.5)	
Capital expenditure and investments	**(208.5)**	**(214.3)**	
Asset sale proceeds	7.3	14.4	
Business sales proceeds	1,323.5	-	
Net loan repayment proceeds	4.7	6.1	
Final dividend from previous period	(169.0)	(149.5)	

Capital & Investment Expenditure

An analysis of the capital and investment expenditure by business division is provided below.

	Capital expenditure $m	Investments $m	Total $m
CUB Beverages	45.6	77.2	122.8
Beringer Blass Wine Estates	41.3	24.3	65.6
Foster's Brewing International	2.9	-	2.9
Lensworth / Corporate	3.7	3.0	6.7
Continuing operations	93.5	104.5	198.0
Discontinued operations	10.5	-	10.5
Total	104.0	104.5	208.5

Investment expenditure of $104.5 million during the period comprised:

- CUB Beverages
  - 10% interest in Australian Leisure and Hospitality Group Limited for $76.5 million (associated with the share purchase subsequent to the listing of ALH).
  - Acquisition of the remaining 8% interest in BCB Beverages for $0.7 million.
- Beringer Blass Wine Estates

  Investments in wine-related assets, namely:

  - An additional 25% interest in Societe of Bouteillage of Beaujolais, Macon and Bourgogne (Sobemab)
  - An additional 16% interest in Matua Valley Wines
  - Alliance des Vins Fins (AVF), a wine services business in France
  - The Vasconcelos & Lyncke cork brand in Australia, New Zealand and the USA.
- Lensworth
  - Kawana Waters deferred consideration $3.0 million.

Balance Sheet

As at 31 December	2003 $m	2002 $m
Current assets		
Continuing operations	4,093.7	2,820.0
Discontinued operations	31.1	124.9
Total current assets	4,124.8	2,944.9
Non-current assets		
Continuing operations	5,622.4	6,289.5
Discontinued operations	-	708.5
Total non-current assets	5,622.4	6,998.0
Total assets	**9,747.2**	**9,942.9**
represented by:		
Australian Beer	2,020.1	1,925.4
International Beer	246.3	261.2
Wine	4,463.4	5,414.9
Property and Investments	281.6	282.7
Corporate (incl. tax and cash balances)	2,704.7	1,291.8
Continuing operations	**9,716.1**	**9,176.0**
Discontinued operations	31.1	766.9
	9,747.2	**9,942.9**
Current liabilities		
Continuing operations	3,738.2	2,250.8
Discontinued operations	40.5	60.4
Total current liabilities	3,778.7	2,311.2
Non-current liabilities		
Continuing operations	1,216.0	3,075.8
Discontinued operations	-	9.6
Total non-current liabilities	1,216.0	3,085.4
Total liabilities	**4,994.7**	**5,396.6**
Total equity	**4,752.5**	**4,546.3**
Net debt	684.3	3,283.1
Gearing 31 December (%)	14.4%	72.2%
Gearing post off-market buy-back payment (%)	28.5%	
EBITAS interest cover (times)	15.5	7.3

Exchange Rates

Balance sheet items denominated in US dollars have been translated at the 31 December 2003 closing exchange rate of $A1 = US$0.7509 (2002: $A1 = US$0.5659). The average exchange rate used for profit and loss purposes was $A1 = US$0.6879 (2002: $A1 = US$0.5547).

Interest and Gearing

Net interest expense for the half declined by 57.3% to $34.0 million, due to a reduction in net debt in part associated with the conversion of the exchangeable bonds, the appreciation of the $A/$US, and interest income from the proceeds of the ALH transaction.

EBITAS interest cover was 15.5 times. Gearing, being the proportion of net debt to total shareholders' funds was 14.4%, down from 72.2% in the previous corresponding period. After adjusting for the $668.4 million payment on 6 January 2004 for the off market share buy-back (recognised in payables at 31 December), gearing was 28.5%.

Operating Review by Division

Carlton and United Breweries (CUB) Beverages

Carlton and United Breweries comprises the Australian beer business, spirits, cider and other beverages, as well as Australian Leisure and Hospitality (divested on 5 November 2003).

6 months to 31 December	2003 $m	2002 $m	% Change
Alcohol Volumes (000' 9L cases)	57,738	57,468	0.5
Net Sales Revenue	943.6	877.8	7.5
Earnings before interest, tax, amortisation and significant items			
CUB Beverages	289.3	266.5	8.6
Discontinued operations (ALH)*	39.5	62.9	
*Divested via IPO on 5 November 2003			

The December half year result demonstrated the benefits of CUB's multi alcohol beverage strategy. CUB generated strong EBITA growth, strengthened cash flows and robust margins in the context of lower volumes in the Australian beer market and the continuation of a highly competitive market environment. The brand strength of the CUB portfolio and the orientation to building strengthened relations with customers and consumers, contributed to the high quality result. While operational cost efficiencies are a key business priority for CUB, current period savings were offset by significant investment in product innovation. The major contributions from the CUB operational review are expected to occur in fiscal 05 and 06.

CUB Beverages (excluding ALH) reported a half-year EBITA of $289.3 million, an 8.6% increase. The result includes a six month contribution from Bulmer Cider.

ALH contributed $39.5 million prior to its separation from the business on 5 November 2003.

CUB's earnings increase was delivered as a result of an excellent performance from the domestic beer business where mix factors and a disciplined approach to pricing and promotional expenditure offset the impact of a decline in overall beer volumes compared with the corresponding period. CUB beer volumes decreased 1.6% to 55 million cases, with lower combined volumes in regular strength and light beer products (down 3.1%) offset by increases in combined volumes for premium and mid strength beer products (up 4.8%). Overall Australian beer market volumes declined by 1.2%. RTD volumes grew strongly (up 47.1%).

Normalised operating cash flow (before interest and tax) of $275.6 million represents 88.6% of EBITDA. Margins remained strong at 30.7%.

During the half, the Company announced the conditional sale of the Kent Brewery site in Sydney for $203 million, payable in five instalments between 2005 and 2010, subject to certain development approvals. The sale of this property is a major part of the relocation of production facilities to the more efficient Yatala brewery in Queensland and the Matilda Bay brewery near Perth, which will be a major contributor to the achievement of operational efficiency savings.

Foster's Brewing International

Foster's Brewing International (FBI) is responsible for managing the Foster's brand globally, international beer exports and for Foster's Asian operations in China, Vietnam and India and its Pacific operations in New Zealand, Fiji and Samoa.

6 months to 31 December	2003 $m	2002 $m	% Change
Volume (000' 9L cases)*	55,443	49,882	11.1
Net Sales Revenue	129.4	119.1	8.6
Earnings before interest, tax and amortisation	21.9	19.9	10.1

*Includes non beer volumes

EBITA increased by 10.1% to $21.9 million. Earnings contributions from the Europe, Middle East and Africa (EMEA), Greater Asia and Greater Pacific Regions offset lower earnings from the Americas Region. FBI achieved 11.1% volume growth with the Foster's brand volume increasing by 9%, a strong result relative to other international premium lager brands.

Volume growth in EMEA was driven primarily by Foster's brand growth, particularly in the UK, associated with strong consumer brand recognition, favourable seasonal factors and a solid Christmas trading period, especially in the off-premise channel.

US volumes and earnings contributions were lower due to a slowing in growth of the import category in the US. The focus remains on tightly managing the US business with a number of initiatives in place to create greater sales momentum for the Fosters' brand.

Greater Asia contributed to earnings in the half for the first time, associated with an improvement in the mix of products sold and further progress on cost containment. Vietnam and China continued to perform well, with volume growth in regional brands, while in India the Fosters' brand has continued to build market share. The Greater Pacific region's contribution was higher from both New Zealand and the Pacific.

Beringer Blass Wine Estates

Beringer Blass Wine Estates (BBWE) operates Foster's global wine businesses, which includes Wine Trade, Wine Clubs and Wine Services.

6 months to 31 December	2003 $m	2002 $m	% Change
Volume (000' 9L cases)	10,184	9,648	5.6
Net Sales Revenue	895.2	1,047.5	(14.5)
Earnings before interest, tax, amortisation and SGARA (EBITAS)			
• Wine Trade	142.1	205.2	(30.8)
• Wine Clubs	27.3	30.0	(9.0)
• Wine Services	13.0	18.5	(29.7)
AUD terms	182.4	253.7	(28.1)
AUD at Constant Exchange Rate[2]	182.4	221.1	(17.5)

BBWE's half year results were impacted by the difficult trading conditions in its main markets and businesses, with lower earnings in all divisions except Asia Pacific. Most notably, the North American Trade result was adversely affected by wine oversupply and the market growth of extreme value wines; factors that had a significantly lesser influence on the market environment for North American wine in the prior corresponding period. The continued strong appreciation of the Australian dollar, by 24% relative to the US dollar, has also impacted the reported earnings of BBWE.

BBWE's global wine volumes increased by 5.6% to 10.2 million cases, of which 8.6 million cases was contributed from Wine Trade (up 5.2%) and the remainder from the Clubs' business (up 7.6%). Strong Trade volume growth in Asia Pacific and Europe was partially offset by moderate volume growth in North America. Core brand volume growth, especially for Wolf Blass (up 25%), was achieved across the key markets with successful brand extensions and progress in building profitable market share through brand marketing and increased channel distribution support. Globally, BBWE's core brands of Beringer and Wolf Blass account for around 70% of Wine Trade volumes.

Sales revenue declined by 14.5% (a decline of 2.7% at constant exchange rates).

BBWE reported EBITAS declined 28.1% to $182.4 million. At constant exchange rates, EBITAS declined by 17.5%.

Wine Trade margins declined from 28.8% to 23.3%.

BBWE normalised operating cash flow increased by 0.2% to $133.2 million, while on a constant exchange rate basis, normalised operating cash flow increased by 12.4%, an excellent result. Normalised operating cash flow before interest and tax represents 62.5% of EBITDAS, compared with 46.9% for the prior corresponding period.

[2] December fiscal half year 03 results restated based on December fiscal half year 04 actual exchange rates

Wine Trade Division

The BBWE Wine Trade division includes all wine sold through traditional wine trade channels in Asia Pacific, North America and UK/Europe.

Wine Trade – North America

North American Wine Trade encompasses the sale of Californian, Australian and European wines in the North American markets.

6 months to 31 December	2003 $m	2002 $m	% Change
Wine Trade North America			
Volume (000' 9L cases)	5,977	5,851	2.2
AUD at Constant Exchange Rate			
Net Sales Revenue	427.7	433.6	(1.4)
EBITAS (excl SGARA)	88.6	120.3	(26.4)
AUD terms – reported			
Net Sales Revenue (A$m)	427.7	537.5	(20.4)
EBITAS (excl SGARA) (A$m)	88.6	149.6	(40.8)
EBITAS / Net sales revenue (%)	20.7	27.8	

Wine Trade North America experienced one of its most challenging operating periods. The performance of this division, which constitutes 70% of total Wine Trade volumes, was adversely affected by the continued excess supply of bulk wine and the associated market penetration of extreme value wines in the major California market.

Volumes increased by 2.2% in North America. The low rate of volume growth for the BBWE portfolio reflects lower depletions to retailers for the domestic premium wine categories (US$6-8, US$8-12), due to the impact of extreme value wines and the strong growth in the Australian US$6-8 category. Higher depletions compared with BBWE's own shipments allowed distributor inventory levels to be reduced during the half.

Industrial disputation by the United Food and Commercial Workers Union, which commenced in Southern California in mid October and continued through to the end of the year, reduced wine sales through some of the major supermarket chains in BBWE's largest individual market.

Reported net sales revenues declined 20.4% in AUD terms and by 1.4% in constant exchange rates. The lower sales revenue was due to the need to increase trade discounting and promotional expenditure, especially in the competitive US$8-12 price segment, to move case volume in an environment of excess bulk wine in the industry.

Reported EBITAS declined by 40.8% in AUD terms or by 26.4% at constant exchange rates, as a result of higher trade discounting, the mix shift to lower priced point products (Stone Cellars and Blush products from Beringer Founder's Estate and Meridian) and the higher cost of goods associated with the use of higher priced wine, in excess of current requirements, in lower priced products, such as Stone Cellars.

EBITAS margin for North America was 20.7% at the end of the half year, a strong margin position given the highly competitive nature of market conditions.

Wine Trade – Asia Pacific

Asia Pacific Wine Trade encompasses the sale of Australian, Californian and European wine to the Asia Pacific Region.

6 months to 31 December	2003 $m	2002 $m	% Change
Wine Trade Asia Pacific			
Volume (000' cases)	1,956	1,739	12.5
Net Sales Revenue (A$m)	137.3	127.9	7.3
EBITAS (excl SGARA) (A$m)	43.5	41.1	5.8
EBITAS / Net sales revenue (%)	31.7	32.1	

Asia Pacific delivered volume, revenue and EBITAS growth and excellent margins.

Volumes grew 12.5% to 1.9 million cases, a level significantly ahead of market growth. This strength relates to the continued success of the Wolf Blass brand, which is ranked the number one brand by value[3] and the fastest growing wine brand in Australia's top 20 brands. In addition, the performance of the Jamieson's Run and Saltram brands, as well as an exceptional performance in the sparkling category, through continued investment in Yellowglen and the launch of market extensions, such as Pink, have contributed to Beringer Blass' volume and market share growth. Brand and volume performance across regions was strong, with New Zealand benefiting from the Wolf Blass and Saltram launches, while Wolf Blass and Eaglehawk performed strongly in Asia.

Revenue growth was 7.3%, lower than volume growth as a result of the increased contribution from the lower priced point products of Eaglehawk, Saltram Varietals and most notably Yellowglen, particularly Pink sparkling.

EBITAS grew by 5.8% in the period, reflecting marketing investment in the core portfolio.

Exceptionally strong margins were reported at 31.7%.

Wine Trade – Europe

BBWE's Europe Trade business includes sales of Californian, Chilean, Australian and European brands to the UK and European markets.

6 months to 31 December	2003 $m	2002 $m	% Change
Wine Trade Europe			
Volume (000' cases)	712	627	13.5
Net Sales Revenue (A$m)	45.1	48.1	(6.2)
EBITAS (excl SGARA) (A$m)	10.0	14.5	(31.0)
EBITAS / Net sales revenue (%)	22.2	30.1	

Europe Trade increased volumes by 13.5% in the half. In the UK, the growth in volumes was achieved through significant success in gaining new listings, primarily for Wolf Blass products, across premium price points, in the multiple grocers.

[3] AC Nielsen MAT data 31/12/03

The Wolf Blass brand also continued its success in Ireland, having achieved, in October, the position of No.1 brand by value in the Australian category. However, a general tightening of retailer inventories in Ireland, following a duty increase, has resulted in lower shipments during the period.

Volumes in Europe were flat compared with the prior year as a result of a general process of distributor and retailer de-stocking in the face of difficult market conditions, particularly in Germany and Switzerland. The Kangaroo Ridge brand, which was acquired in December 2002, made a strong volume contribution in Europe during the period, with lower volumes from other Australian and New Zealand brands.

Revenues decreased by 6.2%, an increase of 8.4% at constant exchange rates.

EBITAS declined by 31.0%, or 20.6% at constant exchange rates, relative to an unsustainably strong corresponding period result[4], due to currency, lower margins associated with changes in channel and product mix as well as continued investment in brands and the organisational capabilities to build the European business.

Europe margins remain highly robust at 22.2%.

Wine Clubs

BBWE's Wine Clubs division sells wine directly to over one million members through its various wine clubs worldwide.

6 months to 31 December	2003 $m	2002 $m	% Change
Wine Clubs			
Volume (000' cases)	1,539	1,431	7.6
Net Sales Revenue (A$m)	201.0	215.2	(6.6)
EBITAS (excl SGARA) (A$m)	27.3	30.0	(9.0)
EBITAS / Net sales revenue (%)	13.6	13.9	

In the half, the major focus of the Clubs' business was the generation of new members. This resulted in a higher first half weighting in terms of marketing expenditure. Solid progress was made in generating new members, with a 10% increase to 1.2 million members (on a continuing business basis).

Volume growth of 7.6% was achieved, driven primarily by the Australian and new Swiss businesses.

EBITAS declined by 9.0% to $27.3 million or by 5.5% in constant currency terms. The lower EBITAS contribution reflects: currency changes, the higher first half marketing expenditure and mix factors associated with the sale of lower priced/lower margin products primarily due to offers to increase membership and, to a lesser extent, a general trading down in consumer purchases. A major focus in the second half will be to leverage the larger membership base to generate improved second half earnings relative to the prior corresponding period.

A number of the Clubs' businesses were reviewed during the period with the intent to improve Clubs' overall profitability. As a consequence, the UK and French Clubs' operations were closed. The new Switzerland based direct-to-customer operation performed to expectations, with success in securing new host party arrangements.

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[4] In Wine Trade Europe for the fiscal 03 December half, EBITAS increased by 61.1% from the fiscal 02 December half.

Wine Services

Wine Services provides services to the wine and beverage industry, including contract bottling, warehousing, distribution and the supply of wine packaging materials. Businesses are located in Australia, New Zealand and France.

6 months to 31 December	2003 $m	2002 $m	% Change
Wine Services			
Net Sales Revenue (A$m)	106.7	137.9	(22.6)
EBITA (A$m)	13.0	18.5	(29.7)

Wine Services generated an EBITA of $13.0 million, a 29.7% decrease on the prior corresponding period. The lower earnings contribution was the result of operational issues associated with bottling capacity restrictions at Vinpac International as two new bottling lines were commissioned; reduced packaging margins, primarily in glass; a lower packaging materials contribution associated with lower harvests in New Zealand and Australia and the temporary loss of cork sales due to changes in suppliers.

Lensworth

Lensworth is the group's urban residential property business.

6 months to 31 December	2003 $m	2002 $m	% Change
Earnings before interest, tax, amortisation and significant items	18.9	5.7	231.6

Lensworth's EBITA increased by 231.6% to $18.9 million. The improved result was due to land sales settlements with contributions for the full six months from all operating projects. Market conditions for residential land were strong throughout the period and this was reflected in the high enquiry levels and the number of sales contracts written.

Outlook

Foster's expects the full year fiscal 04 normalised earnings after tax for its continuing businesses to be at a level slightly higher than that reported at the half year. In looking at the second half relative to the prior corresponding period, the following observations are relevant:

- Global beer is expected to continue to perform strongly.
- For Global Wine, while some stabilisation in performance is expected, this has to be seen in the context of continuing challenging market conditions.
- The Property contribution should continue to improve.
- Interest expense is expected to be lower.
- At an operational level, particularly for Wine, it is expected that foreign currency translation will have a continued impact.

Foster's Group Limited
Directors' Report for The Half Year Ended 31 December 2003

The Directors present their report on the consolidated entity comprising Foster's Group Limited and the entities it controlled at the end of, or during, the half year ended 31 December 2003.

PRINCIPAL ACTIVITIES

The principal activities of the Group during the period were the production and marketing of alcoholic beverages.

In November 2003 the Group successfully divested the Australian Leisure and Hospitality (ALH) business for gross proceeds of $1.5 billion. The continued retention of ALH was not considered essential for the execution of the Group's premium branded beverages strategy.

REVIEW OF OPERATIONS

The consolidated net profit of the Group, after income tax expense and outside equity interests was $764.1 million, a 127.9% increase on the previous corresponding period result of $335.3 million. The current period result included significant items which totalled a net gain after tax of $464.3 million. The prior period result included a significant gain after tax of $3.0 million.

Earnings before interest, tax, amortisation and significant items (EBITA) decreased 15.2% to $493.2 million, compared with $581.7 million in the previous corresponding period. The EBITA contribution from each operating division was as follows:

- CUB Beverages EBITA increased by 8.6% to $289.3 million compared with $266.5 million in the previous corresponding period.

- International beer contributed $21.9 million, an increase of 10.1% over the previous corresponding period of $19.9 million.

- Wine business achieved $148.8 million compared with $251.9 million in the previous corresponding period, a decrease of 40.9%.

- The Leisure and hospitality business, which has been reported as a discontinued operation, contributed EBITA of $39.5 million prior to the divestment of this business in November 2003.

- The Property division contributed $18.9 million compared with $5.7 million in the previous corresponding period.

- Corporate division costs before tax were $25.2 million, the same as the previous corresponding period.

SIGNIFICANT ITEMS

The net significant gain for the period of $401.5 million before tax ($464.3 million after tax) comprises the following items:

- Sale of the Australian Leisure and Hospitality business for proceeds of $1.5 billion with a resulting profit before tax of $545.5 million ($545.6 million after tax), offset by;

- Costs in the Wine division of $119.0 million before tax ($63.2 million after tax) mainly relating to a write down of excess wine inventory, the closure costs of three South Australian winemaking and storage facilities, the divestment of the UK Clubs business and other European wine business rationalisation.

- International beer costs of $3.0 million before tax ($2.0 million after tax) mainly associated with contractual arrangements.

- One-off costs in the Corporate division of $22.0 million before tax ($16.1 million after tax) mainly comprising a recoverable amount write down to Group IT assets and additional company superannuation contributions.

The previous corresponding period included a net significant loss before tax of $1.6 million (net significant gain of $3.0 million after tax) comprising:

- Profit on the sale of Lensworth UK properties $13.8 million, with nil applicable tax effect; offset by,

- Write down in the carrying value of Carlton sponsorship prepayments of $15.4 million ($10.8 million after tax).

STATE OF AFFAIRS

Significant changes in the state of affairs of the Group during the period and up to the date of this report were as follows:

Movement in Contributed Equity	Number of ordinary fully paid shares million	$m
Balance at 1 July 2003	2,072.6	3,511.9
Exchangeable bond conversion	125.4	468.0
Off-market buy-back	(167.1)	(303.8)

On-market buy-back	(30.0)	(135.9)
Dividend reinvestment plan	11.0	48.5
Employee share plans	5.3	20.3
Balance at 10 February 2004	2,017.2	3,609.0

The US$400 million exchangeable bonds expired in October 2003 with the conversion of US$357.2 million or 89.3% of the face value of the bonds into ordinary shares, increasing issued equity by 6% or 125.4 million ordinary shares.

In October 2003 the Company commenced an on-market buy-back of up to 40 million ordinary shares, consistent with the Group's capital management objective of buying back shares to neutralise the issue of new shares through the Group's dividend reinvestment plan and employee share plans. At 31 December 2003, 17.0 million ordinary shares had been bought back.

The on-market buy-back was suspended in November 2003 at the time of the Group's announcement of an off-market buy back. The tendering process for the off-market buy-back was completed in December 2003 with 167.1 million ordinary shares, representing 8.2% of issued shares, bought back at a price of $4.00 per share. The buy-back amount comprised a capital component of $1.81 per share (recognised in share capital) and a fully franked dividend component of $2.19 per share (recognised in retained earnings). The total cost of the off-market buy-back was $668.4m, excluding transaction costs.

The on-market buy-back recommenced following the completion of the off-market buy-back. Subsequent to 31 December 2003, 13.0 million ordinary shares were purchased bringing the total amount of shares bought back under the on-market program to 30.0 million ordinary shares and the amount of shares bought back under the combined on-market and off-market buy-back programs to a total of 197.1 million shares, being 96.2% of the permitted buy back limit of 10% of Foster's issued shares.

The Corporations Act requires companies to seek specific shareholder approval where a repurchase of shares above 10% of issued shares is sought in a 12 month period. Accordingly the Company will seek shareholder approval, by means of a shareholders' meeting to be held on 17 March 2004, to repurchase above the 10% in 12 months (10/12) limit. Subject to shareholder approval and market conditions, the Company intends to repurchase up to an additional 125.0 million ordinary shares through a further on-market share buy-back.

The 2002/2003 final dividend of $217.6 million (10.5 cents per ordinary share) was paid on 1 October 2003. Dividend reinvestment plan participation resulted in 11.0 million ordinary shares being issued at $4.41 per share, increasing share capital by $48.5 million.

Under the terms of the Employee Share and Option Plan, a total of 5.1 million fully paid ordinary shares were issued to 2,615 Group employees. The shares were allotted at a price of $3.88, which was the weighted average price of the Company's shares traded on the Australian Stock Exchange (ASX) in the week leading up to and including 5 December 2003, less fifty cents per share, in accordance with the Employee Share Plan rules.

Under the terms of the International Employee Share Plan, a total of 0.2 million fully paid ordinary shares were issued during the period. These shares are also issued at a fifty cents per share discount to the applicable weighted average market price at the time of issue to eligible employees, at a price which ranged between $3.77 to $3.94 per share.

DIVIDENDS

The Directors have declared an interim dividend of 8.75 cents per ordinary share, an increase of 6.1% from the 8.25 cents per share for the previous corresponding period.

Directors

The members of the Board of Directors of Foster's Group Limited who held office during the whole of the half year and up to the date of this report are as follows:

F J Swan	*Chairman*
M L Cattermole, AM	
D A Crawford	
B Healey	
E T Kunkel	*President and Chief Executive Officer*
G W McGregor, AO	

Mr. M G Ould was appointed to the Board of Directors on 3 February 2004 and held office up to the date of this report.

ROUNDING

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial report. In accordance with that Class Order, reported amounts have been rounded to the nearest tenth of one million dollars.

This report is made in accordance with a Resolution of the Board of Directors and is signed for and on behalf of the Directors.

Dated at Melbourne this 10th day of February 2004.

Frank J. Swan
Chairman

E.T. (Ted) Kunkel
President and Chief Executive Officer

For a full copy of the Half Year Results ending 31 December 2003 including Appendix 4D and Independent Review please refer to http://www.fosters.com.au/corporate/

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

04 FEB 10 AM 7:21

FOSTER'S GROUP

Inspiring Global Enjoyment

ASX ANNOUNCEMENT

PLEASE DELIVER URGENTLY

The following announcement was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 11

Please advise Jane Dowsey by fax on 61 3 9645 7226 or email: jane.dowsey@fostersgroup.com if the following names/numbers are outdated.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

10 February, 2004

Foster's Lodges Notice of Meeting Seeking Shareholder Approval to Continue Major Capital Management Programme

Foster's Group Limited (Foster's) today lodged with the Australian Stock Exchange (ASX) and Australian Securities and Investments Commission (ASIC) notice of a General Meeting. The meeting will be held in Melbourne on 17 March 2004.

The purpose of the meeting is to obtain shareholder approval for the Company to continue its major capital management programme with the purchase of further Foster's shares, and to approve the re-election of Mr M.G Ould as a Director of the Company.

Following completion of the Company's off-market buy-back in December 2003, Foster's announced its intention to seek shareholder approval to repurchase shares above the 10% of the smallest number of issued shares during the last 12 months limit (10/12 limit) imposed by the Corporations Act.

To date the Company has bought back a total of 197.1 million shares as a result of the off-market and on-market share buy-backs. It is the Directors' intention to repurchase a further 7.7 million shares under the on-market buy-back which will recommence from 11 February 2004. Having nearly reached the 10/12 limit, shareholder approval is required to repurchase shares above the 10/12 limit.

If shareholder approval is obtained for a further on-market buy-back of shares, it will have the effect of further reducing the total number of shares on issue, providing continuing shareholders with a larger proportional ownership of the Company.

A copy of the Notice of Meeting which contains details of the arrangements for the meeting and the two resolutions to be voted on, will be mailed to Foster's shareholders shortly. A copy of the Notice of Meeting is also available on the Foster's website at www.fostersgroup.com

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